October 25, 2005


Mr. Roberto Oliveira de Lima
Chief Executive Officer
Tele Sudeste Celular Participacoes S.A.
Praia de Boafogo, 501, 7 andar
22250-040 Rio de Janeiro, RJ, Brazil

	Re:	Tele Sudeste Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 1-14485

Dear Mr. De Lima:

      We have reviewed your supplemental response letter dated
July
5, 2005 as well as your filing and have the following comments.
As
noted in our comment letter dated June 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

Note 35. Summary of the differences between BR CL and U.S. GAAP, page F-42

i.  Earnings per share, page F-45

1. We note your response to comment 1 and we note at page F-50 that
the amount of dividends and interest on shareholders` equity recorded
for US GAAP differs from the amount of dividends and interest declared for BR CL purposes. Tell us why you used the amount of dividends declared under BR CL in your calculation of earnings per share for US GAAP for the years ended December 31, 2003 and 2002. In addition, tell us how you determined the amount of actual
dividends
declared for the year ended December 31, 2004. In this regard, we note that the total amount of actual dividends declared at page F-45 of R$20,695 differs from the total amount of dividends and interest on stockholders` equity reflected in your statements of changes in shareholders equity for both BR CL and US GAAP at pages F-6 and F-50, respectively.




*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Roberto Oliveira de Lima
Tele Sudeste Celular Participacoes S.A.
October 25, 2005
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